Exhibit 1.1

For Immediate Release 444	For More Information 444
Oct. 18, 2005	Sarah Yeaney Articulate Communications Inc. 212.255.0080, ext. 35 syeaney@articulatepr.com

LA-CO Industries Increased Customer Satisfaction Levels to 98 Percent
by Standardizing on Ross Systems’ iRenaissance ERP Application

Specialty Paint and Chemical Products Developer Increases Order Accuracy,
Reduces Order Lead Times and Ensures Competitive Pricing with iRenaissance

ATLANTA – Oct. 18, 2005 – Ross Systems, Inc. (“Ross”) a global provider of enterprise software solutions and a division of CDC Software, the enterprise software company of CDC Corporation (NASDAQ: CHINA), today announced that LA-CO Industries (“LA-CO”), a developer of unique specialty paint and chemical products for the plumbing, HVAC, industrial, agricultural and lumber industries, increased customer satisfaction levels to 98 percent by standardizing on its iRenaissance ERP application. LA-CO attributes its enhanced customer service rating to increased order accuracy, reduced order lead times and guaranteed competitive pricing.

LA-CO offers an array of specialty chemical products that are sold worldwide through a network of 6,500 distributors in the U.S. and 30 foreign markets. As the company grew its make-to-stock and make-to-order business, it became challenging to manage more than 3,000 recipes and 2,000 specialty products. With disparate applications for manufacturing, financials and sales order processing, LA-CO had limited visibility when managing order fulfillment and responding to customer service requests and issues. The company decided to standardize on Ross’ iRenaissance ERP application based on Ross’ stature in the chemical industry.

“Customer satisfaction and retention are paramount to our business,” said John Hardin, president of LA-CO. “Ross Systems’ software has helped to integrate our business processes, further strengthening our traditionally strong, lasting relationships with our customers and enhance their overall experience with our company.”

LA-CO uses iRenaissance to verify orders, pricing and special requests by sending each customer a faxed order acknowledgement. Verifying each order improved service levels by significantly reducing incomplete or inaccurate orders, leading to 98 percent plus on-time and filled orders.

In addition, LA-CO has decreased the time it takes to fulfill orders with its enhanced ability to track and manage each step of its manufacturing process, from recipe management to quality control. To meet stringent quality standards, the company attaches quality control tests to specific recipes, automatically holding the product until accurately checked. This level of control is critical in ensuring that the company’s quality specifications are met.

Competing within highly-competitive markets, LA-CO also uses iRenaissance to track raw material costs and keep industry-wide, rising costs to a minimum. With data from iRenaissance, LA-CO compares pricing from previous years and multiple vendors, arming itself with information to make more informed decisions about raw materials purchasing and supplier management. This ensures that cost effective materials are used and allows LA-CO to provide the most competitive pricing to its customers.

“At Ross we are committed to understanding the critical needs of the industries we serve and providing the integrated business systems that address those needs,” said Scot McLeod, senior vice president of marketing for Ross Systems. “In the specialty chemicals industry, the success we’ve seen at LA-CO is a great example of a company that is using our systems to automate many existing processes and find opportunities for improved efficiency and customer service. As we’ve seen with other customers in commodity markets, LA-CO is enhancing its reputation for excellent customer service and as a result, gaining a competitive advantage and delivering on its expectations for growth.”

About LA-CO Industries
Starting in 1934 with a single product and now seven decades later, LA-CO offers over 2,000 products for the plumbing, HVAC, industrial, agricultural and lumber industries. Located in Elk Grove Village, a northern suburb of Chicago, Illinois and still family owned and operated, LA-CO products are sold around the world through a network of 6,500 distributors in the U.S. and 30 foreign countries. The product offering has broadened to feature an array of application-specific thread sealants, soldering fluxes, repair sealants, specialty chemical products and marking products.

About Ross Systems
Ross Systems, Inc., a software unit of CDC Corporation (NASDAQ: CHINA), delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. For more information, visit www.rossinc.com.

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc. China.com Inc. with its focus on mobile applications and online games is seeking to establish a sponsored Level 2 American Depositary Receipts (“ADR”) program in the United States. CDC is embarking on this ADR initiative as part of its strategic review to enable many of its US-based investors to more easily invest directly in China.com Inc. Once the ADR program is in effect, it would enable CDC to provide greater flexibility with respect to its shareholdings in China.com Inc. such as distributing a stock dividend of all or a part of its China.com Inc. shares to CDC shareholders. CDC’s Non-GAAP cash and cash equivalents net of total debt as at Q2 2005 was approximately US$221 million of which approximately one half was within China.com Inc.

About CDC Software
CDC Software, the software unit of CDC Corporation, offers a broad range of software solutions for mid-sized enterprises. These products are utilized by approximately 3,500 customers worldwide.

For more information about CDC Corporation and CDC Software, please visit the website www.cdccorporation.net.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Ross to address the needs of its chemical customers specifically LA-CO®, the ability of iRenaissance software to improve manufacturing and supply chain efficiencies and customer service, the ability of Ross’ solutions to allow customers to focus on innovation, drive growth and return on invested capital, and the ability of Ross to help chemical companies reduce risk, waste, errors from manual processes and overhead costs. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the chemical industry; the continued ability of Ross’ solutions to address industry-specific requirements of chemical manufacturers; demand for and market acceptance of new and existing enterprise software and services; development of new functionalities which would allow chemical companies to compete more effectively using a competitor’s software and services; changes in the type of information required to compete in the chemical product business and the positioning of Ross’ solutions in the chemical industry. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005 (and amended on October 11, 2005). All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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